9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
FIRM / AFFILIATE OFFICES
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Milan

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger, Staff Accountant
Melissa Raminpour, Accounting Branch Chief

Re:	Vedanta Limited
Form 20-F for the Fiscal Year Ended March 31, 2019 Filed July 15, 2019 Response letter dated February 26, 2020 File No. 001-33175

Response Letter Dated February 26, 2020

Note 3(a) Significant Accounting Policies

C. Revenue Recognition, page F-14

1.

We note from your response to our prior comment 3 that you recognize revenue for your production sharing contracts based on your direct entitlement interest. Please explain to us why you believe it is appropriate to recognize revenue based on this method in light of the fact that the direct entitlements method was rescinded upon the adoption of IFRS 15.

The Company respectfully submits that it does not use the direct entitlement interest method, which was rescinded with the adoption of IFRS-15, for recognition of revenue from contract with customers nor did the application of the same have any material impact in the past, i.e. prior to adoption of IFRS-15. In order to explain its accounting process, the Company has included below an analysis of the crude oil sale contracts with customers of Rajasthan, RJ-ON-90/1 block, which is the largest producing block in the Oil and Gas portfolio of the Company and contributes approximately 90% of the total revenues in the oil and gas segment. Please note that provisions of all other customer contracts are by and large similar.

The joint operation (“JO”) enters into crude oil sales agreement with refineries (the customers) for sale of crude oil produced by the JO. The crude oil is delivered at various delivery points agreed with customers, which represents the total quantity sold by the JO. The Company and its JO partner, collectively the JO partners, have joint control over the affairs of the JO and the oil produced from the JO are owned by the JO partners and the Government to the extent of their respective shares in accordance with the Production Sharing Contract (“PSC”). There is no separate delivery of the crude oil to customers representing the share of different JO partners nor are separate invoices raised representing the share of the JO partners or the Government, because the oil is transported using a pipeline and cannot be physically segregated between the three parties. Rather, for operational convenience and under the delegated responsibility enshrined in the PSC between the JO partners and Government, the JO raises a single invoice for the entire quantity sold. The invoice specifies the ratio in which sales consideration is shared by the Company and the other JO partner which is based on the PSC. Both the Company and its other JO partner then remit to the Government, proceeds equivalent to Government’s share of profit oil, calculated in accordance with the provisions of the PSC, which the JO has sold on behalf of the Government.

May 12, 2020

Accordingly, the principal agent relationship is not applicable as far as the Company and its other JO partner are concerned for sale of crude oil, and both the parties receive their share of payments directly from the customer and the goods are individually controlled by the respective parties (though the JO has the possession) till such time the goods are delivered. In measuring such revenues the Company follows the principles of IFRS-11, Joint Arrangements, which is detailed in the following paragraphs. As explained in the Company’s previous submission, the Government’s share of profit oil is also not included in the Company’s revenue as inventory to that extent belongs to the Government and the JO is merely acting as an agent of the Government, in selling the Government’s share of oil.

Accordingly, the revenue from contracts with customers, as disclosed in the Form 20-F, represents the Company’s share of the oil sold by the JO and neither the other JO partner’s share of oil nor the Government’s share of profit oil is included therein.

The Company would like to clarify that there is no overlift or underlift of oil as neither of the JO partners take physical possession of oil and the inventory, until delivered to the customer, and oil remains under the control of the JO. Accordingly, ‘direct entitlement interest’, as the Company meant it, and as explained in note 3(a)(C) on page F-14 of Form 20-F, represents the Company’s share of revenue in the goods sold by the JO to the customer. However, in response to the Staff’s comment the Company undertakes not to use the terminology of ‘direct entitlement interest’ in its future filings and the proposed revised disclosure is furnished in the following paragraphs.

Further, the above accounting is in accordance with paragraph 20(c) of IFRS-11 which requires a JO partner to recognise ‘its revenue from the sale of its share of the output arising from the joint operation’. In compliance with the said provisions, the Company recognises the revenue relating to its interest in the JO by applying the IFRS Standards applicable to the particular revenues (paragraph 21 of IFRS-11).

The Company respectfully submit that it will revise the disclosure in its future filings as follows:

Revenue from oil, gas and condensate sales represent the Group’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Group excludes government’s share of profit oil which gets accounted for when the obligation in respect of the same arises.

2.

Please provide us more details on the nature of your relationship and type of contracts you have with the buyers of the oil. Also, please tell us if you sell any oil to the buyer on behalf of the joint operators or the Government. If so, please tell us if you have control over the oil prior to transferring it to the buyer and explain how you have assessed the principal versus agent considerations in paragraphs B34-B38 of IFRS-15 for each type of contract.

The Company respectfully submits that the JO enters into crude oil sales agreement with private and public sector refineries on behalf of the JO partners and the Government. As per IFRS-15, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. Accordingly, the private and public sector refineries with whom the JO has contracted for sale of the output (crude oil) are customers of the JO (and consequently of the JO partners and the Government, to the extent of their respective share).

Please note the following provisions of the PSC of RJ-ON-90/1

Each Party constituting the Contractor shall, throughout the term of the Contract, have the right to separately take in kind and dispose of all its share of Cost Oil and Profit Oil and shall have the obligation to lift the said Cost Oil and Profit Oil on a current basis and in such quantities so as not to cause a restriction of production or inconvenience to the other Parties. The Government shall, throughout the term of this Contract, take in kind its share of Profit Oil and of such portion of the Company’s share of Crude Oil and Condensate as is required to be purchased by the Government.

Under the PSC, each of the Company, the other JO partner and the Government have the right to separately lift its share of crude oil produced from the JO. However, as the crude oil cannot be physically segregated between the three parties and based on the agreement between the JO partner and Government, the JO sells the entire oil which includes the Government’s share of oil and the share of the two JO partners on behalf of the three parties.

May 12, 2020

Paragraph 33 of IFRS 15 states “Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways.” As explained above, each party (the two JO partners and Government) has a right to separately take in kind and dispose of all its share of production and consequently the Company does not have the ability to direct use or obtain substantially all the remaining benefits from the share of oil belonging to the other JO partner and the Government. To the extent the JO has sold hydrocarbons belonging to the Government, the JO is an agent of the Government. In arriving at this conclusion, the Company considered the provisions of paragraph B36 of IFRS-15, which states that an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer.

As explained in the above analysis, the JO does not control the goods belonging to Government before it is transferred to the customer. To further strengthen its assessment, the Company referred to paragraph B37 of IFRS-15 which lays down certain indicators to determine that an entity controls the specified good or service before it is transferred to the customer. These indicators suggested by IFRS-15 and Company’s assessment is given below:

(a) the entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

Assessment: As mentioned above, under the PSC, each party has the right to separately take in kind and dispose of all its share of production. Thus, the primary responsibility for fulfilling the promise to provide the specified good or service lies with respective party to the PSC. To the extent goods belong to the Government, the JO is only delivering the goods to the customer on their behalf. This is further substantiated by the fact that if the customer makes a claim for shortage of crude oil received or on the quality, the Company, the other JO partner and the Government share that cost in proportion to the oil each of them owned and delivered to the customer.

(b) the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits itself to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Assessment: As mentioned above, under the PSC, each party has the right to separately take in kind and dispose of all its share of production. Thus, the inventory risk lies with respective party to the PSC. Even in case of any damage/loss of goods before being handed over to the customer, the Company would not be responsible for the loss to the extent it belongs to the Government and/or the other JO partner, unless it was caused by its gross negligence. Further, the effects of any changes in the crude price are borne jointly by the Company, the other JO partner and the Government in the ratio of their respective share of inventories. Accordingly, the Company controls inventories only to the extent of its own share and not what belongs either to the Government or to the other JO partner.

(c) the entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Assessment: The price contract with the customers is with the approval and consent of the other JO partner, who is a nominee of the Government. Therefore, contracts with customers has the explicit consent of all the parties, i.e. the Company, the other JO partner and the Government. Hence the Company does not have the ability to unilaterally decide on the pricing.

Accordingly, the Company believes that it only controls its respective shares of hydrocarbons before it is transferred to the customer. For the share of the Government, the JO, only facilitates their sales without obtaining control and thus in substance the JO only acts as an agent as defined under paragraph B36 of IFRS-15, to the extent the JO has sold hydrocarbons belonging to the Government.

May 12, 2020

Please contact the undersigned at +65.6437.5467 if you have any questions or require any further information.

Respectfully submitted,

/s/ Rajiv Gupta
Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	GR Arun Kumar
Chief Financial Officer
Vedanta Limited